                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                     ____________________

                   ENSERCH EXPLORATION, INC.
            (Formerly New Enserch Exploration, Inc.)
                       (Name of Issuer)


                Common Stock, $1.00 Par Value
               (Title of class of securities)

                        29356V 10 0
                      (CUSIP Number)
                   ____________________




                      M. G. Fortado
           Vice President and Corporate Secretary
                   ENSERCH Corporation
                 300 S. St. Paul Street
                  Dallas, Texas  75201
                    (214) 651-8700
       (Name, address and telephone number of person
     authorized to receive notices and communications)
                  ____________________

                   December 30, 1994
 (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box:
                               -----


Check the following box if a fee is being paid with this Statement:

                                 X
                               -----

CUSIP No. 29356V 10 0

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ENSERCH Corporation, 75-0399066

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)    X
               -----

          (b)
               -----

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


          -----

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

          36,555,365

8.   SHARED VOTING POWER

          67,219,963

9.   SOLE DISPOSITIVE POWER

          36,555,365

10.  SHARED DISPOSITIVE POWER

          67,219,963


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          103,775,328

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

            X
          -----

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          99.23%

14.  TYPE OF REPORTING PERSON*

          CO



*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ENS Holdings Limited Partnership, 75-6469511

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)    X
               -----

          (b)
               -----

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


          -----

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

          53,366,434

8.   SHARED VOTING POWER



9.   SOLE DISPOSITIVE POWER

          53,336,434

10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          53,336,434


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

            X
          -----

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          51%

14.  TYPE OF REPORTING PERSON*

          CO



*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Enserch Exploration Holdings, Inc., 75-2015938

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)    X
               -----

          (b)
               -----

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


          -----

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

          13,883,529

8.   SHARED VOTING POWER



9.   SOLE DISPOSITIVE POWER

          13,883,529

10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,883,529


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

            X
          -----

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.28%

14.  TYPE OF REPORTING PERSON*

          CO



*SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D STATEMENT

     The information contained in this Schedule 13D Statement is filed pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "1934 Act").

     Item 1.  Security and Issuer.

     This Statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of Enserch Exploration, Inc., a Texas corporation (the "Company") organized in 1994 under the name New Enserch Exploration, Inc, with its principal executive offices at 4849 Greenville Avenue, Suite 1500, Dallas, Texas 75206-4186.

     Item 2.  Identity and Background.

     A.   Reporting Persons.

     This Statement is being filed jointly by:

     (i)       ENSERCH Corporation, a Texas corporation
               ("EC");

     (ii) ENS Holdings Limited Partnership, a Texas limited partnership, as trustee (the "Trustee") of the ENS Holdings Trust, a Texas trust (the "Trust") of which EC is the beneficiary (ENS Holdings I, Inc., a Texas corporation, is the general partner (the "Trustee GP") of the Trustee and is a wholly-owned subsidiary of EC; and the sole limited partner of the Trustee is ENS Holdings II, Inc., a Texas corporation which is a wholly-owned subsidiary of EC); and

     (iii) Enserch Exploration Holdings, Inc., a Delaware corporation ("EEI") formerly named Enserch
               Exploration, Inc. which is a wholly-owned subsidiary of EC.

     EEI and the Trustee are controlled and wholly-owned by EC and, together with EC (collectively, the "Reporting Persons"), may be deemed to comprise a "group" within the meaning of the 1934 Act.
EC and EEI are referred to herein collectively as the "Corporate Reporting Persons."

     The principal place of business of the Reporting Persons is at 300 S. St. Paul Street, Dallas, Texas 75201. EC is a an integrated company focused primarily on natural gas. The other Reporting Persons are controlled by EC and may be deemed to be part of its business. EC's domestic oil and gas exploration and production activities are conducted through the Company.

     None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the Reporting Persons is a United States Citizen.

     B.   Executive Officers and Directors of Corporate Reporting
          Persons

     Set forth on Schedule A hereto is information concerning the name, residence or business address, citizenship and background of each director and executive officer of each of the Corporate
Reporting Persons and the Trustee GP, which information is incorporated herein by reference.

     None of the directors or executive officers of any of the Corporate Reporting Persons or the Trustee GP has been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the directors or executive officers of any of the Corporate Reporting Persons or the Trustee GP has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order against such director or officer enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the directors and executive officers of each of the Corporate Reporting Persons and the Trustee GP is a United States
Citizen.

     Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Persons acquired their Common Stock in connection with the reorganization on December 30, 1994, of Enserch Exploration, Partners, Ltd., a Texas limited partnership ("EP"), as contemplated by the Prospectus/Information Statement dated December 9, 1994 (the "Prospectus/Information Statement") which formed part of the Company's registration statement on Form S-4 (file no. 33-56792) under the Securities Act of 1933, as amended, and is incorporated herein by this reference, and a subsequent reorganization on December 31, 1994, of Enserch Processing Partners, Ltd. ("EPPL"), a partnership wholly-owned by EC and its subsidiaries (collectively, the "Reorganization"). For less than 24 hours during the course of the Reorganization, EPPL shared beneficial ownership of 89,881,232 shares with EC.

     Item 4.  Purpose of Transaction.

     The Reporting Persons acquired their Common Stock in connection with the Reorganization whose purpose and effect was to convert EP from a limited partnership into a corporation.

     EC intends to control the Company and to conduct its domestic oil and gas exploration activities through the Company. Each of the Company's four directors, and each of its executive officers, is a director or officer of EC or another of its subsidiaries.

     Other than as set forth above or in the Prospectus/Information Statement, EC does not have any definitive plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer or a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

     Item 5.  Interest in Securities of the Issuer.

     As of December 31, 1994, EC may be deemed to beneficially own, directly or indirectly, 103,775,328 shares of Common Stock, constituting approximately 99.23% of the Common Stock outstanding, which were acquired in the Reorganization. These shares are owned by the Reporting Persons as follows:

                    No. Shares (1)      % of Class

          EC          36,555,365        34.95%

          Trustee (2) 53,336,434        51.00%

          EEI         13,883,529        13.28%
                     -----------        -----
                     103,775,328        99.23%

______________

(1) EC has sole voting and dispositive power over 36,555,365 shares (34.95%) of the outstanding Common Stock and, by virtue of its ownership of the securities of EEI, the Trustee and the Trustee GP, may be deemed to share the voting and dispositive power with respect to the 67,219,963 shares (64.28%) of the outstanding Common Stock shown as owned by EEI and the Trust. EC, therefore, may be deemed to own beneficially, directly or indirectly, all of the 103,775,328 shares (99.23%) of the outstanding Common Stock shown in the table.

(2) The Trustee has voting and dispositive power with respect to the 53,336,434 shares (51.00%) of the outstanding Common Stock owned by the Trust and may be deemed to beneficially own those shares. EC has the power to revoke the Trust by giving not less than 90 days' prior notice of revocation. Upon termination of the Trust, the assets in the Trust (including any shares of Common Stock in the Trust at that time) would be distributed to EC. Actions of the Trustee are effected by the Trustee GP in its capacity as general partner of the Trustee.
_______________

     The persons named in the table had the sole power to vote or direct the vote and to dispose or direct the disposition of the Common Stock indicated as being beneficially owned by such persons, except as disclosed therein.

     As of December 31, 1994, D. W. Biegler, an executive officer and director of each of the Corporate Reporting Persons and the Trustee GP, beneficially owned 1,000 shares of Common Stock. As of such date none of the other directors or executive officers of any of the Corporate Reporting Persons or the Trustee GP was known by the Reporting Persons to own any shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the Common Stock owned by Mr. Biegler.

     Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

     EC intends to control the Company, to conduct its domestic oil and gas exploration and production activities through the Company and, as a result, to have numerous transactions and relationships with the Company, as contemplated by the Prospectus/Information Statement. For example, EC and its subsidiaries and affiliated partnerships (the "EC Companies") will purchase and market natural gas produced from the Company's properties. A number of transactions and relationships between the Company and the EC Companies are contemplated and specifically authorized by Article Eleven of the Company's Restated Articles of Incorporation, which is incorporated herein by this reference.

     Except as disclosed above or in the Prospectus/Information Statement, none of the Reporting Persons or the persons named in Schedule A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.  Material to be Filed as Exhibits.

     1.   Trust Agreement dated December 31, 1994 among Trustee,
Enserch Processing Partners, Ltd., and EC (filed herewith).

     2.   Prospectus/Information Statement dated December 9, 1994
(filed as part of the Company's registration statement on Form S-4 (no. 33-56792) and incorporated herein by this reference).

     3. Restated Articles of Incorporation of the Company filed with the Secretary of State of Texas on December 30, 1994 (filed as an exhibit to the Company's Form 8K Report dated January 6, 1995 and incorporated herein by this reference).

                            SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D Statement is true, complete and correct.

Dated:  January 6, 1995
                              ENSERCH CORPORATION


                              By:  /s/ J. W. Pinkerton
                                   ------------------------------
                                   J. W. Pinkerton,
                                   Vice President

                              ENS HOLDINGS LIMITED PARTNERSHIP, AS
                              TRUSTEE OF ENS HOLDINGS TRUST

                              By:  ENS Holdings I, Inc., as General
                                   Partner



                              By:  /s/ J. W. Pinkerton
                                   -------------------------------
                                   Vice President


                              ENSERCH EXPLORATION HOLDINGS, INC.


                              By:  /s/ J. W. Pinkerton
                                   -------------------------------
                                   Vice President

                           Schedule A

     INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS


ENSERCH CORPORATION ("EC")

Directors of EC

                    Present Principal
                    Occupation or
Name                Employment              Business Address
- ----                -----------------       ----------------

D. W. Biegler       Chairman and            300 S. St. Paul
                    President,Chief         Dallas, TX 75201
                    Executive Officer
                    of ENSERCH Corporation

W. C. McCord        Retired Chairman and    One Energy Square
                    Chief Executive         4925 Greenville
                    Officer of ENSERCH      Suite 1025
                    Corporation             Dallas, TX 75206

Preston M. Geren,   Private investments     619 Overton Park Bank
Jr.                                         4200 S. Hulen
                                            Ft. Worth, TX 76109

W. Ray Wallace      Chairman, President     Trinity Industries,
                    and Chief Executive     Inc.
                    Officer of Trinity      2525 Stemmons Frwy.
                    Industries, Inc.        Dallas, TX 75356

William B. Boyd     Retired Chairman of     15729 Carberry Ct. SE
                    the Board, President    Ft. Meyers, FL 33912
                    and Chief Executive
                    Officer of American
                    Standard Inc.

B. A. Bridgewater,  Chairman, President     Brown Group, Inc.
Jr.                 and Chief Executive     8400 Maryland Avenue
                    Officer of Brown        St. Louis, Missouri
                    Group, Inc.             63105

J. M. Haggar, Jr.   Retired Chairman of     Haggar Apparel Company
                    the Board of Haggar     6113 Lemmon Avenue
                    Apparel Company         Dallas, TX 75209

L. E. Fouraker      Retired Dean of         80 Fernwood
                    Harvard Business        Chestnut Hill,
                    School                  Maryland 02167

Marvin J. Girouard  President and Chief     Pier 1 Imports, Inc.
                    Operating Officer       301 Commerce Street
                    of Pier 1 Imports,      Suite 600
                    Inc.                    Ft. Worth, TX 76161

Diana S. Natalicio  President of            University of Texas
                    University of Texas     at El Paso
                    at El Paso              Administration Bld.
                                            Suite 500
                                            El Paso, TX 79968

Frederick S. Addy   Retired Executive Vice  1009 Red Sail
                    President of Amoco      Horseshoe Bay,
                    Corporation             TX 78654

Executive Officers of EC who are not Directors

                    Present Principal
                    Occupation or
Name                Employment              Business Address
- ----                -----------------       ----------------
G. R. Bryan         Chairman of Enserch     300 S. St. Paul
                    Development             Dallas, TX 75201
                    Corporation

Gary J. Junco       President and Chief     300 S. St. Paul
                    Operating Officer of    Dallas, TX 75201
                    EEI and the Company

W. T. Satterwhite   Senior Vice President   300 S. St. Paul
                    and General Counsel,    Dallas, TX 75201
                    Chief Legal Officer
                    of EC

S. R. Singer        Senior Vice President,  300 S. St. Paul
                    Finance and Corporate   Dallas, TX 75201
                    Development, Chief
                    Financial Officer
                    of EC

R. B. Williams      Vice President,         300 S. St. Paul
                    Administration, of EC   Dallas, TX 75201

</table/



ENSERCH EXPLORATION HOLDINGS, INC. ("EEI")

Directors and Executive Officers of EEI


                    Present Principal
                    Occupation or
Name                Employment              Business Address
- ----                -----------------       ----------------

D. W. Biegler       Chairman and            300 S. St. Paul
                    President, Chief        Dallas, TX 75201
                    Executive Officer of
                    EC

Gary J. Junco       President and Chief     300 S. St. Paul
                    Operating Officer of    Dallas, TX 75201
                    EEI and the Company


W. T. Satterwhite   Senior Vice President   300 S. St. Paul
                    and General Counsel,    Dallas, TX 75201
                    Chief Legal Officer
                    of EC

S. R. Singer        Senior Vice President,  300 S. St. Paul
                    Finance and Corporate   Dallas, TX 75201
                    Development, Chief
                    Financial Officer
                    of EC

R. B. Williams      Vice President,         300 S. St. Paul
                    Administration, of EC   Dallas, TX 75201


ENS HOLDINGS I, INC. ("Trustee GP")

Directors and Executive Officers of Trustee GP

                    Present Principal
                    Occupation or
Name                Employment              Business Address
- ----                -----------------       ----------------

D. W. Biegler       Chairman and            300 S. St. Paul
                    President, Chief        Dallas, TX 75201
                    Executive Officer
                    of EC

G. R. Bryan         Chairman of Enserch     300 S. St. Paul
                    Development             Dallas, TX 75201
                    Corporation

W. T. Satterwhite   Senior Vice President   300 S. St. Paul
                    and General Counsel,    Dallas, TX 75201
                    Chief Legal Officer
                    of EC

S. R. Singer        Senior Vice President,  300 S. St. Paul
                    Finance and Corporate   Dallas, TX 75201
                    Development, Chief
                    Financial Officer
                    of EC

R. B. Williams      Vice President,         300 S. St. Paul
                    Administration,of EC    Dallas, TX 75201
